                                                                    EXHIBIT 99.2
                                                           [English Translation]

                                                            Corporate Disclosure

                                                                  March 26, 2004

                              HANARO TELECOM, INC.
                                 (THE "COMPANY")

          SHAREHOLDER'S RESOLUTION ON APPOINTMENT OF OUTSIDE DIRECTORS

                                                                            Work
   Name         Age            Education             Current post         experience           Term
   ----         ---            ---------             ------------         ----------           ----
                                                                           Director,
                                                                            telecom
  Varun                   Master of Business                              division of
  Bery(1)        45         Administration,             Managing              Asia
                          Harvard University,         Director of        Infrastructure       3 years
                                U.S.A.                  TVG Ltd            Fund (AIF)

                                                                           Director,
                                                                           Strategic
 Min-Lae                   Master, Graduate           Senior Vice           Planning
  Cho(1)         50         School of Seoul          President of          office of          3 years
                           University, Korea          SK Telecom          Korea Mobile
                                                                         Telecom, Inc.

                                                       Managing
                                                      Director of
  Byung-                                               Newbridge             PLENUS
Moo Park(2)      42        L.L.M., Harvard           Capital Korea       Entertainment        3 years
                          University, U.S.A.             Ltd.               Inc. CEO

1. Newly appointed at the Company's 7th Annual General Meeting of Shareholders.

2. Re-appointed at the Company's 7th Annual General Meeting of Shareholders.